November 2, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Suying Li and Linda Cvrkel

Re:

Repay Holdings Corporation

Form 10-K for the Fiscal Year Ended December 31, 2020

Filed March 1, 2021

Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2020

Filed May 10, 2021

Item 2.02 Form 8-K Dated August 9, 2021

File No. 001-38531

Dear Ms. Li and Ms. Cvrkel:

I am writing to follow up on the correspondence between outside counsel to Repay Holdings Corporation and Suying Li from the staff (the “Staff”) of the Securities and Exchange Commission’s Division of Corporation Finance on November 2, 2021. Pursuant to that correspondence, I am formally confirming an extension to respond to the Staff’s comment letter dated October 21, 2021, with respect to the Form 10-K for the fiscal year ended December 31, 2020, filed with the Commission on March 1, 2021, the Amendment No. 2 to Form 10-K for the fiscal year ended December 31, 2020, filed with the Commission on May 10, 2021 and Item 2.02 Form 8-K dated August 9, 2021, File No. 001-38531 (the “Comment Letter”).

As confirmed in the correspondence between our outside counsel and Suying Li, Repay Holdings Corporation will respond to the Comment Letter on or before November 12, 2021.

Should you have any questions regarding this request, please do not hesitate to contact our outside counsel, David Ghegan, at (404) 885-3139. Thank you.

Respectfully Submitted,

Tyler B. Dempsey
General Counsel

cc:	David W. Ghegan

Troutman Pepper Hamilton Sanders LLP